Keells Consultants

Keells Consultants Limited

P.O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka
Telephone: 2306000 (10 lines)
e-mail: jkh@keells.com



82-3854

February 25, 2005

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
FIFTH STREET NW
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2005 MAR 23 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED–10 % SECOND INTERIM DIVIDEND FINANCIAL YEAR ENDING 31/03/2005

We refer to the above and enclose herewith a copy of a letter forwarded to Colombo Stock Exchange, which is self explanatory.

Kindly acknowledge receipt.

Yours faithfully,
KEELLS CONSULTANTS LIMITED

SECRETARIES

dlw 3/24

PROCESSED
MAR 25 2005
THOMSON
FINANCIAL


John
Keells
Group



John Keells Holdings Limited

P. O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone: 2306000 (10 lines), 2421101 (8 lines) Fax: 2447087, 2439026
e-mail: jkh@keells.com Website: www.keells.com

24th February 2005

The Director General
Colombo Stock Exchange
Colombo

Fax 448925 – Atten: Mrs. S. Sellahewa

Dear Sir

2ND INTERIM DIVIDEND – FINANCIAL YEAR ENDING 31.03.2005

We write to advise you that the Board of Directors of this Company has resolved today to pay a 2nd interim dividend of 10% in respect of the financial year ending 31st March 2005.

Yours faithfully
JOHN KEELLS HOLDINGS LIMITED

J R F Peiris
Group Finance Director

Directors: [illegible] Lintotawela, S. C. Ratnayake, A. D. Gunewardene, G. S. A. Gunesekera, J. R. F. Peiris, E. F. G. Amerasinghe, S. Easparathasan, T. Das, N. C. Vitarana